08031737

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

MAY 27 2008

Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49337

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2007 (MM/DD/YY) AND ENDING March 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CPS Financial & Insurance SErvices, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18551 Von Karman Avenue, #150
(No. and Street)

Irvine, (City) California (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Barnes 949-863-0700 x 108
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875 (Address) (City) Los Angeles, CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 30 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lisa Barnes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CPS Financial & Insurance Services, Inc., as of March 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Lisa Barnes
Signature

Finop
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

State of California
County of ORANGE)

On MAY 22, 2008 before me, SUNG SOO LEE NOTARY PUBLIC
(insert name and title of the officer)

personally appeared LISA BARNES,
who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that ~~he~~/she/~~they~~ executed the same in ~~his~~/her/~~their~~ authorized capacity~~(ies)~~, and that by ~~his~~/her/~~their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

SUNG SOO LEE
Commission # 1701243
Notary Public - California
Orange County
My Comm. Expires Nov 24, 2010

Signature [signature] (Seal)

SUNG SOO LEE
ommission # 1701243
tary Public - California
Orange County
Comm. Expires Nov 24, 2010

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - MARCH 31, 2008

CPS FINANCIAL & INSURANCE SERVICES, INC.
18551 Von Karman Avenue, Suite 150
Irvine, CA 92612

CONTENTS

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Board of Directors
CPS Financial & Insurance Services, Inc.
Irvine, California

I have audited the accompanying statement of financial condition of CPS Financial & Insurance Services, Inc. (the Company) as of March 31, 2008 and related statements of operations, changes in shareholder's equity and cash flows and for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of March 31, 2008 and the results of its operations, changes in shareholder's equity and cash flows and for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Joseph Yafeh, CPA

Los Angeles, California
May 22, 2008

CPS FINANCIAL & INSURANCE SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2008

ASSETS

Cash		
Checking	$	43,488
Money Market		222,617
Total Cash		266,105
Securities at Market Value		70,884
Accounts receivable		7,384
Property and equipment net of depreciation of $1,748		1,058
TOTAL ASSETS	$	345,431

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	1,500
Accrued commissions		14,175
Accrued tax provision		57,666
TOTAL LIABILITIES		73,341
SHAREHOLDER'S EQUITY		
Common stock ($1 par value, 100,000 shares authorized and issued; *6000 shares outstanding)*		6,000
Contributed capital		1,000
Retained earnings		138,091
Current year income		126,999
TOTAL SHAREHOLDER'S EQUITY		272,090
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	345,431

See Accompanying Notes to Financial Statements

CPS FINANCIAL & INSURANCE SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED MARCH 31, 2008

REVENUES		
Commissions	$	354,465
Mark to Market - Securities		14,360
Other - Financial West		41,568
Other - NASD rebate		35,000
Interest		6,138
TOTAL REVENUES	$	451,531
EXPENSES		
Management fee - Parent Co.	$	78,450
Advertising		6,967
Bank fees		444
Depreciation		161
Dues and subscriptions		8,245
Commission expense		144,192
Professional services		2,481
Rent		6,000
Licenses and permits		3,104
Telephone		2,400
Office expense		826
TOTAL OPERATING EXPENSES		253,270
INCOME BEFORE TAX PROVISION		198,261
INCOME TAX PROVISION		71,262
NET INCOME	$	126,999

See Accompanying Notes to Financial Statements

CPS FINANCIAL & INSURANCE SERVICES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2008

	Common Stock Shares		Common Stock		Paid-In Capital		Retained Earnings		Total Equity
Balance, March 31, 2007	6,000	$	6,000	$	1,000	$	138,091	$	145,091
Net Income							126,999		126,999
Balance, March 31, 2008	6,000	$	6,000	$	1,000	$	265,090	$	272,090

See Accompanying Notes to Financial Statements

CPS FINANCIAL & INSURANCE SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2008

Cash Flows from Operating Activities:		
Net income	$	126,999
Depreciation		161
Changes in operating assets and liabilities:		
Accounts receivable		17,072
Accrued liabilities		(3,414)
Accrued tax provisioin		57,666
Net cash provided from operating activities		198,484
Cash Flows from Investing Activities		
Securities, net		(14,435)
Cash Flows from Financing Activities:		0
Net increase in cash		184,049
Cash at beginning of year		82,056
Cash at end of year	$	266,105

SUPPLEMENTAL INFORMATION

Income taxes:		
Federal tax provision	$	53,736
State tax provision		17,526
Total tax provision	$	71,262
Interest paid	$	0

See Accompanying Notes to Financial Statements

CPS FINANCIAL & INSURANCE SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2008

NOTE 1 - NATURE OF BUSINESS

CPS Financial & Insurance Services, Inc. (the Company), a wholly owned subsidiary of CPS Insurance Services, is a wholesaler of variable insurance products to other Financial Industry Regulatory Agency ("FINRA") member broker/dealers registered with the Securities and Exchange Commission under SEC Rule 15c3-3(a)(2)(vi). The Company was incorporated in the state of California on April 1, 1996 under the name CPS Financial Services, Inc. On October 9, 1997, the Company changed its name to CPS Financial & Insurance Services, Inc.

On May 21, 1997 the Company was approved for membership by the National Association of Securities Dealers subject to the execution of the restriction agreement. The NASD and NYSE Member Regulation consolidated in 2007 to form FINRA. The Company will only act as a wholesaler of variable insurance products to other FINRA Regulation member broker/dealers. The Company does not hold customers' funds or securities. As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated on the straight-line method over estimated economic lives which are generally five years.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income taxes - Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB Statement No. 109, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities. The income tax provision benefit is comprised as follows:

State	$ 17,526
Federal	53,736
	$ 71,262

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000) or 6 2/3% of aggregate indebtedness whichever is greater as defined under such provisions. See page 8 for the computation of net capital.

NOTE 4 - RELATED PARTY

The Company was charged a management fee of $84,000 by its parent company. The management fee includes rent, telephone expense and management of sales people.

NOTE 5 - EXEMPTION FROM THE SEC RULE 15c3-3

CPS Financial & Insurance Services, Inc. sells variable insurance products to FINRA members therefore the Company is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 1.

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph K 1.

CPS FINANCIAL & INSURANCE SERVICES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
MARCH 31, 2008

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	272,090
Nonallowable assets - schedule attached		(8,442)
Haircuts - schedule attached		(10,519)
NET CAPITAL	$	253,129
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6.66% of net aggregate indebtedness	$	4,889
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	248,129
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	245,795
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities	$	73,341
Percentage of aggregate indebtedness to net capital		28.97%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION		
Unaudited net capital	$	310,796
Audit adjustment for tax provision		(57,666)
Rounding		(1)
Audited Net Capital	$	253,129

See Accompanying Notes to Financial Statements

CPS INSURANCE & FINANCIAL SERVICES, INC.
NON-ALLOWABLE ASSETS
MARCH 31, 2008

NON-ALLOWABLE ASSETS		
Accounts receivable	$	7,384
Furniture and equipment, NET		1,058
	$	8,442

HAIRCUTS			
Stocks at market value	$70,010 @ 15%	$	10,501
Market Fund	874 @ 2%		18
		$	10,519

See Accompanying Notes to Financial Statements

PART II

CPS FINANCIAL & INSURANCE SERVICES, INC.

STATEMENT OF INTERNAL CONTROL

MARCH 31, 2008

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
CPS Financial & Insurance Services, Inc.
Irvine, California

In planning and performing my audit of the financial statements of CPS Financial & Insurance Services, Inc. (hereafter referred to as the "Company") for the year ended March 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
CPS Financial & Insurance Services, Inc.
Irvine, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
May 22, 2008

END